ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements from
17 July to 19 August 2010

National Grid plc (‘NG’)
19th August 2010

Notification of Directors’ Interests
- Scrip Dividend and Dividend Reinvestment:

NG today received notification from the Trustee that, following the operation of cash dividend reinvestment (the shares were purchased in the market at 533.65p per share on 18th August 2010):

• In the Lattice Group All Employee Share Ownership Plan, Steve Lucas became interested in an additional 49 ordinary shares;

• Steve Holliday became interested in a total of 1,201 shares held under the National Grid Share Matching Scheme, allotted on 18 August 2010 under the terms of the National Grid plc Scrip Dividend Scheme (the ‘Scheme’) at the Scrip Dividend Reference Price of 488.1p per share.

NG also received notification earlier today from the Registrars that, under the Scheme, Sir John Parker and Stephen Pettit became interested in an additional 254 and 133 shares respectively. The shares were allotted on 18 August 2010 under the terms of the Scheme at the Scrip Dividend Reference Price of 488.1 per share.

The Directors total interests after these changes are:

Director	Total interest after event
Steve Holliday	2,105,162
Steve Lucas	1,214,178
Sir John Parker	114,543
Stephen Pettit	3,817

—
Contact: D C Forward, Assistant Secretary
0207 004 3226

19 August 2010

National Grid plc

National Grid plc announces it has repurchased GBP 20,307,000 5.50 per cent. Instruments due July 2013 for cancellation. Following the repurchase the amount of securities outstanding is £263,252,000.

Enquires:

Media
Clive Hawkins +44(0) 20 7004 3147

Investors
Andrew Kluth +44 (0) 20 7004 3365

National Grid plc (‘National Grid’)

17th August 2010

Directors’ interests in National Grid plc (NG.) Ordinary Shares

John Allan has confirmed having purchased, yesterday 16th August 2010, a further 4,700 shares at 530.418p per share.

This increases his total holding to 14,500 shares.

—

Contact: D C Forward, Assistant Secretary,
0207 004 3226

National Grid plc (‘NG’)

10th August 2010

Notification of Directors’ Interests

—

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 51,795 NG ordinary shares under the scheme was confirmed by the Trustee yesterday Monday 9th August, the shares having been purchased in the market on 9th August 2010, at a price of 536.3734 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	24 Ordinary Shares
Steven Holliday	23 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	1,017,164 Ordinary Shares
Steven Holliday	2,103,961 Ordinary Shares

—

Contact: D C Forward, Assistant Secretary (0207 004 3226)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 23 shares purchased by the SIP Trustee for his partner.

9th August 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today,
50,156 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 9 August 2010 consists of 3,607,629,112 ordinary shares, of which 140,849,054 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,466,780,058 shares with voting rights.

The figure of 3,466,780,058 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward
Assistant Secretary
0207 004 3226

2nd August 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital from 31 July 2010 consists of 3,607,629,112 ordinary shares, of which 140,899,210 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,466,729,902 shares with voting rights.

The figure of 3,466,729,902 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward
Assistant Secretary
0207 004 3226

27th July 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today,
40,100 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 27 July 2010 consists of 3,607,629,112 ordinary shares, of which 140,899,210 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,466,729,902 shares with voting rights.

The figure of 3,466,729,902 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward
Assistant Secretary
0207 004 3226

National Grid PLC
26 July 2010

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 26 July 2010 (the “Prospectus”) for the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9538P—1-2010-7-26.pdf

The Prospectus is also available for viewing at the Document Viewing Facility of the UK Listing Authority at 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Andrew Kluth
Assistant Treasurer
National Grid plc
1-3 Strand
London WC2N 5EH

Tel: +44 20 7004 3365
Fax: +44 20 7004 3363

Clive Hawkins
Media Relations
National Grid plc
1-3 Strand
London WC2N 5EH

Tel:      +44 20 7004 3147
Fax:     +44 20 7004 3167

DISCLAIMER — INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc (NG.)

Monday 19 July 2010

Notification of Major Interest in NG. Ordinary Shares

NG received from Legal & General Group Plc (L&G) at 17.15 on 16 July 2010 a Notification that L&G’s total interest had reduced to 3.99% of NG voting ordinary shares (138,503,443 ordinary shares) at 15 July 2010.

This notice is given in fulfilment of National Grid plc’s obligation under the DTR requirements.